SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

02047944

P.E.
8-1-02

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

NETEASE.COM, INC.

15/F, North Tower, Beijing Kerry Centre
No. 1 Guang Hua Road, Chao Yang District
Beijing, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__N.A.__

The index of exhibits may be found at Page 2

hk-23465 v1

NETEASE.COM, INC.

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By: ______________________
Name: Mr. Ted Sun
Title: Acting Chief Executive Officer

Date: August 5, 2002

網易 NETEASE
www·163·com

Press Release

Contact for Media and Investors:
Ms. Xiang Nong Liang
NetEase.com, Inc.
xliang@corp.netease.com
8610-6561-8811, ext. 338

NetEase.com Announces Strong 2nd Quarter Results with an Increase in Gross Profit of 198% Over Previous Quarter and a Net Profit

Revenue growth of 61% from the preceding quarter results in significant improvement in gross margins, which increased from 31% to 57%

(Beijing – August 5, 2002) – NetEase.com, Inc. (Nasdaq: NTES), a leading Internet technology provider in China, today announced its financial results for its second quarter ended June 30, 2002.

The company reported total revenues of RMB38.5 million (US$4.6 million) for the quarter ended June 30, 2002, a 601.8% increase over total revenues of RMB5.5 million (US$0.7 million) for the corresponding period in 2001 and a 60.7% increase over total revenues of RMB24.0 million (US$2.9 million) for the preceding quarter ended March 31, 2002.

As of the end of the second quarter 2002, the NetEase Web sites had 65.17 million registered accounts, representing an increase of 170.1% over the 24.13 million accounts at the end of second quarter of 2001 and a 22.0% increase over the 53.4 million accounts at the end of the first quarter of 2002. In addition, average daily pageviews for the month of June 2002 were 335.0 million, representing an increase of 67.5% over the average daily pageviews of 200 million in March 2002.

Advertising revenues increased to RMB8.0 million (US$1.0 million) for the quarter ended June 30, 2002, representing a 132.2% increase over the corresponding period a year ago of RMB3.5 million (US$0.4 million) and a 103.5% increase over the first quarter of 2002 of RMB3.9 million (US$0.5 million). The increase was due to growth in advertising sales activities resulting from the strengthening of the company's management and additional recruitment of sales staff. The World Cup events also helped strengthen the base of online advertising during the quarter. Advertisers during the second quarter of 2002 included leading domestic companies, such as China Unicom, Legend, Bird and Tsinghua Tongfang Computer, and international companies, such as Intel, IBM, Motorola and President Food.

Revenues from e-commerce and other services for the quarter were RMB30.3 million (US$3.7 million), representing a 1398% increase over the corresponding period a year ago of RMB2.0 million (US$0.2 million) and a 51.9% increase over the first quarter of 2002 of RMB 20.0 million. This increase in revenues was primarily derived from the significant growth in the Company's fee-based products. Revenues from fee-based services were generated mostly by wireless services and to a lesser extent by other services, such as premium e-mail (http://vip.163.com), friend finding (http://love.163.com), dating (http://dating.163.com) services, personal Web page hosting (http://diy.163.com) and premium e-magazine subscriptions, as well as our online game, "Westward Journey Online."

Ted Sun, acting Chief Executive Officer and a Director of the company commented, "It is very encouraging to see such impressive growth in our advertising services revenue, demonstrating the increasing importance the Internet maintains as an advertising medium. We are committed to continue delivering innovative and effective marketing solutions to advertisers."

Mr. Sun continued, "The continuing growth in our revenues from e-commerce and other services reaffirmed the success of our business strategy of monetizing the enormous user base of the NetEase Web sites by offering our customers fee-based premium services. We expect online games will have more contributions to our revenue going forward. In particular, we have received positive market feedback on two of our online games, "PristonTale" and "Westward Journey Online version 2.0", which are due to be commercially launched very soon."

The company achieved a gross profit in the second quarter of RMB22.0 million (US$2.7 million), increasing 197.6% over the previous quarter's gross profit of RMB7.4 million (US$0.9 million). The corresponding quarter the previous year had a loss on revenues of RMB11.9 million (US$1.4 million). Gross margins increased to 57.1% this quarter from 30.8% in the preceding quarter. This significant improvement in gross margins was driven by economies of scale as revenues continued to increase with a relatively stable cost of revenues.

As a result of the company's continuing cost control efforts, total operating expenses remained relatively stable in the second quarter compared to the prior quarter at RMB27.2 million (US$3.3 million). This represented a 55.4% decrease from the corresponding period a year ago of RMB60.9 million (US$7.4 million) and a 2.9% increase from the first quarter of 2002 of RMB26.4 million (US$3.2 million).

For the first time since the company's initial public offering, it reported a net profit which was RMB38,300 (US$4,600) for the quarter or US$0.01 per American Depositary Share, representing a significant improvement over the net loss of RMB71.0 million (US$8.6 million) for the corresponding quarter in 2001 and RMB17.8 million (US$2.1 million) for the first quarter of 2002.

As of the end of June 30, 2002, NetEase's total net cash balance was RMB527.8 million (US$63.8 million) which was slightly higher than the balance of RMB526.1 million (US$63.6 million) at the beginning of the quarter.

With the strong revenue growth, the company achieved positive operating cash flow in the quarter. Denny Lee, Chief Financial Officer and a Director of the company, commented that, "We are very pleased that we were able to achieve profitability this past quarter. We will strive to further increase our profitability through continued revenue enhancement activities and cautious cost control measures."

Ted Sun further added that, "Jack Xu, who was our Chief Technology Officer, left our company at the end of last quarter. I want to thank him for his past contributions to our company and wish him the best of luck with the new opportunities he is pursuing. We have recruited a Senior Vice President of Product Development, who will be focused on creating new, innovative technologies and creating new services to further leverage our expanding user base."

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2771. The percentages stated in this press release are calculated based on RMB.**

About NetEase.com, Inc.

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. The NetEase Web sites, operated by a company affiliate, organize and provide access to 18 content channels through distribution arrangements with more than one hundred international and domestic content providers. In addition, the NetEase Web sites contain more than 200,000 active personal home pages. These pages, created and maintained by users, enable users to share information, communicate about interests and areas of expertise, and publish personal content accessible by other Chinese Internet users. The sites also offer online interactive community services through 1,800 community forums. At the end of June 2002, the number of simultaneous chat room participants reached 55,476 during peak hours, and the number of registered users of the NetEase Web sites reached 65.2 million. The average number of daily pageviews was over 330 million in June 2002.

NetEase also offers online multi-player games, wireless services and premium e-mail, as well as auction and online mall technology services that provide opportunities for e-commerce and traditional businesses to establish an online e-commerce presence on the NetEase Web sites.

---

* * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online advertising market in China will remain subject to intense competition and will stagnate or even weaken in future periods; the risk that the Internet will not become an important advertising medium in the long term or that NetEase cannot deliver innovative and effective marketing solutions to advertisers; the risk that NetEase's online games may not be successful and may not contribute significantly to our revenue; the risk that NetEase will not be able to successfully monetize the user base of the NetEase Web sites and that its e-commerce and other fee-based services revenues will not continue to grow; the risk that NetEase will not be able to control its expenses and may not enjoy significant economies of scale in future periods; the operational and management difficulties which may arise from the recent successive changes in management; the risk that liquidity in NetEase's American Depositary Shares could be severely impaired if it is unable to remain listed on the Nasdaq National Market or another stock exchange or trading system; the possibility that NetEase and its board of directors have not implemented effective or complete steps to ensure that the circumstances which led to the restatement of NetEase's financial statements for the year ended December 31, 2000 will not recur; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; NetEase's ability to develop and implement additional operational and financial systems to manage NetEase's operations; competition in

NetEase's existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase's filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

網易 NETEASE
www·163·com

NETEASE.COM, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2001 RMB (Audited)	June 30, 2002 RMB (Unaudited)	June 30, 2002 USD (Note 1) (Unaudited)
Assets			
Current assets:			
Cash	479,608,534	526,641,615	63,626,344
Restricted cash	90,308,448	1,195,900	144,483
Temporary cash investments	45,521,300	-	-
Prepayments and other current assets	9,136,362	6,956,431	840,443
Due from related parties, net	2,290,204	14,801,843	1,788,289
Total current assets	626,864,848	549,595,789	66,399,559
Non-current rental deposit	1,087,487	-	-
Investment in convertible preference shares	9,701,293	-	-
Property, equipment and software, net	36,356,088	32,424,196	3,917,338
Deferred assets	783,352	-	-
Total assets	674,793,068	582,019,985	70,316,897
Liabilities & Shareholders' Equity			
Current liabilities:			
Short-term bank loans	84,000,000	-	-
Accounts payable	13,116,442	15,060,843	1,819,581
Salary and welfare payable	9,936,211	14,281,440	1,725,416
Taxes payable	1,772,931	3,376,603	407,945
Deferred revenue	-	354,461	42,824
Accrued liabilities	10,937,950	7,492,128	905,163
Total current liabilities	119,763,534	40,565,475	4,900,929
Shareholders' equity:			
Ordinary shares, US$0.0001 par value: 1,000,000,000,000 shares authorized, 3,024,175,192 shares issued and outstanding as of December 31, 2001, and 3,042,906,351 shares issued and outstanding as of June 30, 2002	2,503,626	2,518,744	304,303
Additional paid-in capital	1,044,889,829	1,045,760,339	126,343,809
Less: Subscriptions receivable	(35,100,568)	(33,113,848)	(4,000,658)
Deferred compensation	(3,344,574)	(2,038,232)	(246,250)
Translation adjustments	217,327	218,991	26,457
Accumulated deficit	(454,136,106)	(471,891,484)	(57,011,693)
Total shareholders' equity	555,029,534	541,454,510	65,415,968
Total liabilities and shareholders' equity	674,793,068	582,019,985	70,316,897

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2771 on June 30, 2002 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

網易 NETEASE
www·163·com

NETEASE.COM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended			
	June 30, 2001	March 31, 2002	June 30, 2002	June 30, 2002
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	USD (Note 1) (Unaudited)
Revenues:				
Advertising services	3,458,315	3,946,530	8,029,230	970,054
E-commerce and other services	2,025,123	19,968,083	30,337,297	3,665,208
Software licensing and related integration projects	-	39,385	118,154	14,275
Total revenues	5,483,438	23,953,998	38,484,681	4,649,537
Sales and value-added taxes	(529,796)	(1,197,700)	(1,924,880)	(232,555)
Net revenues	4,953,642	22,756,298	36,559,801	4,416,982
Cost of revenues:				
Advertising, e-commerce and other services	(16,888,961)	(14,894,747)	(14,107,720)	(1,704,428)
Share compensation cost	-	(477,032)	(477,032)	(57,633)
Total cost of revenues	(16,888,961)	(15,371,779)	(14,584,752)	(1,762,061)
(Loss on revenues) Gross profit	(11,935,319)	7,384,519	21,975,049	2,654,921
Operating expenses:				
Selling, general and administrative expenses	(61,063,073)	(22,202,753)	(21,962,075)	(2,653,354)
Asset impairment loss	-	-	(746,857)	(90,232)
Research and development expenses	(2,553,281)	(3,565,372)	(3,884,600)	(469,319)
Share compensation cost	2,669,412	(645,657)	(597,764)	(72,219)
Total operating expenses	(60,946,942)	(26,413,782)	(27,191,296)	(3,285,124)
Operating loss	(72,882,261)	(19,029,263)	(5,216,247)	(630,203)
Other income (expenses):				
Interest income	4,168,617	1,949,086	2,281,729	275,668
Interest expense	(2,319,348)	(996,735)	(212,382)	(25,659)
Other, net	4,950	283,199	3,185,235	384,825
(Loss) Profit before tax	(71,028,042)	(17,793,713)	38,335	4,631
Provision for income tax	-	-	-	-
Net (Loss) Profit	(71,028,042)	(17,793,713)	38,335	4,631
(Net loss) Earnings per share, basic and diluted	(0.02)	(0.01)	0.01	0.01
(Net loss) Earnings per ADS, basic and diluted	(2.36)	(0.59)	0.01	0.01
Weighted average number of ordinary shares outstanding	3,010,575,500	3,024,318,700	3,038,264,700	3,038,264,700
Weighted average number of ADS outstanding	30,105,755	30,243,187	30,382,647	30,382,647

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2771 on June 30, 2002 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.